DAVIS LLP | LEGAL ADVISORS SINCE 1892

07028653

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 67952-00001

December 4, 2007

SUPPL

RECEIVED

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Yours truly,

DAVIS LLP
Per:

Donna L. Ornstein
Paralegal
DLO/ct
Encs.

Date: November 30, 2007 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	November 6, 2007 November 15, 2007
(g)	Form 51-102F3, Material Change Report	November 16, 2007 November 21, 2007
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

	and Management's Information Circular	
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	November 6, 2007 November 15, 2007
(f)	Form 51-102F3, Material Change Report	November 16, 2007 November 21, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover	N/A

	Bid Circular	
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	November 30, 2007
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-15 November 6, 2007**

Paragon Extends Precious Metal-Rich Massive Sulphides at South Tally Pond

- 14.6 metres of 12.38% Zinc, 2.61% Lead, 0.45% Copper, 50.32 g/t Silver and 0.74 g/t Gold - including 8.1 metres of 21.04% Zinc, 4.26% Lead, 0.72% Copper, 76.05 g/t Silver and 0.65 g/t Gold

Paragon Minerals Corporation (TSX.V-PGR) is pleased to report that it has intersected further precious metal-rich massive sulphide mineralization in its third, 100-metre step-out at the Lemarchant copper-zinc prospect located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine. ***Drilling has now intersected base metal massive sulphide mineralization over a 300 metre strike length and is open along strike.***

Drillhole LM07-17, located 100 metres north and 90 metres west of LM07-15 (see News Release dated October 19), intersected semi-massive to massive polymetallic sulphide mineralization over 14.6 metres. The zinc-lead-copper sulphide mineralization is similar to, and appears to represent the continuation of the massive sulphide mineralization intersected in LM07-15. Mineralization includes **8.1 metres of high-grade zinc-lead-copper rich massive sulphides grading 21.04% zinc, 4.26% lead, 0.72% copper, 76.05 g/t silver and 0.65 g/t gold** and is hosted in a thick barite-rich felsic volcanic sequence. The massive sulphide mineralization is underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over 8.9 metres thickness.

A second hole on this section, LM07-16 intersected a 40.5-metre thick sequence of strongly altered felsic volcanic rocks with up to 20% disseminated to stringer pyrite containing anomalous base metal (assays up to 2.50 % zinc and 0.62% copper over 0.5 metres) and precious metals (5.93 g/t gold and 59.6 g/t silver over 0.5 metres). This second intercept occurs in similar felsic stratigraphy approximately 100 metres down-dip of LM07-17.

Significant available assay results include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	*164.50*	*169.55*	*5.05*	*7.49*	*0.07*	*0.77*	*40.29*	*1.21*
LM07-14	*203.50*	*208.90*	*5.40*	*5.26*	*1.52*	*1.06*	*92.56*	*0.85*
LM07-15	*219.00*	*233.60*	*14.60*	*9.46*	*2.13*	*0.81*	*73.44*	*1.85*
LM07-16	281.20	320.00	38.80		Anomalous base and precious metals			
LM07-17	**236.00**	**259.50**	**23.50**	**8.55**	**1.63**	**0.35**	**33.46**	**0.49**
	including							
	236.00	**250.60**	**14.60**	**12.38**	**2.61**	**0.45**	**50.32**	**0.74**
	242.50	**250.60**	**8.10**	**21.04**	**4.26**	**0.72**	**76.05**	**0.65**

(Notes: LM07-13, 14, 15 reported on previously – see News Release dated October 19 for further details; Reported core length intervals in LM07-17 is interpreted as 85-90% true thickness)

"We are very excited to have intersected massive sulphide mineralization in this third step-out" said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation "We've traced the mineralization over 300 metres and it remains open. It is early days, but we are getting a better geological understanding with each new drill hole and the significant metal potential at the Lemarchant Prospect". The Company has now completed 2,372 metres of diamond drilling in five holes on the property and is planning for an aggressive drill program as soon as practicable.

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 million tonnes of ore at an average grade of 14.5% zinc, 7.6% lead 1.3% copper 126 g/t silver and 1.37 g/t gold. Paragon has a significant land position covering 32,450 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results and maps will be available on the Company's website at http://www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange and is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"*Michael J. Vande Guchte*"

President & CEO

Qualified Person - *Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes LM07-13, 14, 15, 16 and 17 and will be reported in a subsequent news release. All control samples conformed to the accepted contained grades of base and precious metals. The reported core length intervals are interpreted to be near to the true width of the intervals.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-16 November 15, 2007**

Paragon Minerals and Sprott Resource Corp. sign JV Option Agreement on JBP- Appleton Linear Gold Project

- Sprott Resource Corp. to earn 55% interest by spending $2.175 million over four years -

Paragon Minerals Corporation (PGR:TSX-V) is pleased to announce the signing of a Joint Venture option agreement with Sprott Resource Corp. ("Sprott") (SCP:TSX) for Paragon's JBP and Appleton Linear gold properties. The properties are located near Gander, Newfoundland and consists of 14 contiguous mineral licenses (592 claims) covering 14,800 hectares. Exploration by Paragon has documented a high grade gold-bearing environment within the sedimentary rocks that underlie the project area.

"We are pleased to welcome Sprott as a new partner in Newfoundland" said Michael Vande Guchte, President and CEO of Paragon. "Sprott is a well-funded, TSX-listed company with an impressive management team and Board, and we look forward to continuing exploration on these properties with Sprott". This agreement will allow Paragon to further focus on its 100%-owned South Tally Pond project, where an aggressive exploration program is being planned on its new massive sulphide discovery at the Lemarchant prospect.

The option agreement gives Sprott the right to earn a 55% interest in Paragon's project by spending $2.175 million on exploration over four years with a firm $375,000 exploration expenditure commitment in the first year. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years, including $25,000 to be paid on signing of the agreement and to make all underlying property agreement payments. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. Paragon will be operator of the joint venture during the earn-in period.

When Sprott earns a 55% interest, a Joint Venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. The agreement provides for a standard dilution clause. A finder's fee of $12,500 will be paid by Paragon to the finder of the option partner, subject to regulatory approval.

The partnering of the JBP and Appleton Linear gold properties is an important part of Paragon's business plan to advance its exploration projects through partner-funded exploration while allowing it to focus on its key projects. Paragon suspended its drilling program on the JBP Linear property in late September pending the outcome of the joint venture discussions with Sprott. Results of the 4 holes (690 metres) completed in September will be made available in follow-up news release.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Exploration work on the JBP-Appleton Linear was carried out under the supervision of David A. Copeland, M.Sc. P.Geol, Qualified Person as defined under National Instrument 43-101. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland & Labrador

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.*

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.877.533.6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

November 6, 2007

ITEM 3 - NEWS RELEASE

The press release was issued November 6, 2007 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon has intersected further precious metal-rich massive sulphide mineralization in its third, 100-metre step-out at the Lemarchant copper-zinc prospect located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine.

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Drilling has now intersected base metal massive sulphide mineralization over a 300 metre strike length and is open along strike.

Drillhole LM07-17, located 100 metres north and 90 metres west of LM07-15 (see News Release dated October 19), intersected semi-massive to massive polymetallic sulphide mineralization over 14.6 metres. The zinc-lead-copper sulphide mineralization is similar to, and appears to represent the continuation of the massive sulphide mineralization intersected in LM07-15. Mineralization includes 8.1 metres of high-grade zinc-lead-copper rich massive sulphides grading 21.04% zinc, 4.26% lead, 0.72% copper, 76.05 g/t silver and 0.65 g/t gold and is hosted in a thick barite-rich felsic volcanic sequence. The massive sulphide mineralization is underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over 8.9 metres thickness.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

November 16, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

November 15, 2007

ITEM 3 - NEWS RELEASE

The press release was issued November 15, 2007 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon Minerals and Sprott Resource Corp. sign JV Option Agreement on JBP-Appleton Linear Gold Project

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon is pleased to announce the signing of a Joint Venture option agreement with Sprott Resource Corp. ("Sprott") with respect to Paragon's JBP and Appleton Linear gold properties. The properties are located near Gander, Newfoundland and consists of 14 contiguous mineral licenses (592 claims) covering 14,800 hectares. Exploration by Paragon has documented a high grade goldbearing environment within the sedimentary rocks that underlie the project area.

The option agreement gives Sprott the right to earn a 55% interest in Paragon's project by spending $2.175 million on exploration over four years with a firm $375,000 exploration expenditure commitment in the first year. The agreement also calls for Sprott to make $250,000 in payments to Paragon over the four years, including $25,000 to be paid on signing of the agreement and to make all underlying property agreement payments. The agreement gives Paragon the option to contribute an additional $125,000 in the first year which would then raise Sprott's fourth year exploration expenditure by $250,000. Paragon will be operator of the joint venture during the earn-in period. When Sprott earns a 55% interest, a Joint Venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision. The agreement provides for a standard dilution clause. A finder's fee of $12,500 will be paid by Paragon to the finder of the option partner, subject to regulatory approval.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

November 21, 2007

Exemption No.: 82-35102

INFO TSX VENTURE **Bulletin Contents**

company | person | symbol | start | home

---- Navigation Options ----

Paragon Minerals Corporation

Listed Company

PARAGON MINERALS CORPORATION ("PGR")
BULLETIN TYPE: Property-Asset or Share Disposition Agreement
BULLETIN DATE: November 30, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing a Finder's Fee Agreement dated October 3, 2007 between Paragon Minerals Corporation (the 'Company') and Perry English, pursuant to which the Company will pay a $12,500 finder's fee in connection with a joint venture arrangement for the Company's JBP-Appleton Linear property located in Newfoundland.

TSX-X

END